Exhibit 99.1

 NEWS RELEASE

YAMANA GOLD AND MERIDIAN GOLD REACH AGREEMENT
– Yamana increases cash consideration; extends offer to acquire Meridian Gold–

Toronto, Ontario, September 24, 2007 –YAMANA GOLD INC. (TSX:YRI; NYSE:AUY; LSE:YAU) and MERIDIAN GOLD INC. (TSX:MNG; NYSE:MDG) today announced that they have entered into a definitive support agreement pursuant to which Yamana has agreed to revise its offer to purchase all of the outstanding common shares of Meridian and Meridian’s Board of Directors has agreed to unanimously recommend that Meridian shareholders accept Yamana’s revised offer.

Under the support agreement, Yamana has agreed to revise its offer to increase the cash component of the offer by C$0.50 per share to a total of C$7.00 per share.  The share component of the offer will remain unchanged.  Under the terms of the revised offer, Meridian’s shareholders will now receive C$7.00 in cash plus 2.235 Yamana common shares for each Meridian common share tendered and taken up by Yamana. The cash portion of the consideration will be funded from Yamana's currently available debt facilities.

Yamana has also agreed to extend the offer to 12:00 midnight (Toronto time) on October 12, 2007.

Based on the closing prices of Yamana shares and Meridian shares on the Toronto Stock Exchange on June 27, 2007 (the date of Yamana’s original proposal to Meridian) Yamana’s revised offer now represents a spot premium of approximately 37.7 percent. The premium is approximately 38 percent based on the then 20-day average closing prices of each company’s shares on the Toronto Stock Exchange. Based on Yamana’s closing price at the time of the original proposal, the cash component now accounts for about 28 percent of the offer.

Based on a careful review of the revised terms of the Yamana offer among other factors, the Board of Directors of Meridian has determined that the revised Yamana offer is fair to Meridian’s shareholders and unanimously recommends that its shareholders accept the offer.  Meridian’s financial advisors, Goldman, Sachs & Co. and BMO Capital Markets, have also each provided opinions to the Meridian Board of Directors that, subject to the assumptions, limitations and qualifications stated in such opinions, the consideration to be received under the offer is fair, from a financial point of view, to Meridian’s shareholders. The full text of these opinions, which Meridian shareholders are urged to read in their entirety, will be set forth in the Meridian director’s circular.

Genuity Capital Markets, Canaccord Capital Corporation and J.P. Morgan Securities Inc. are acting as Yamana’s financial advisors, and both Genuity and Canaccord have provided updated fairness opinions to Yamana’s Board of Directors indicating that the revised terms of the offer are fair, from a financial point of view, to Yamana.

“As a result of our extensive discussions with Meridian since the previous increase in our offer and a review of Meridian’s confidential information through due diligence, we have been able to augment our initial assessments and increase our offer,” said Yamana chairman and chief executive officer Peter Marrone.  “Meridian has done an excellent job of building a focused, high quality, dominant position in a way consistent with Yamana’s approach.  We see tremendous upside in Meridian’s assets which will translate into substantial value for all shareholders.”

“This agreement brings together three successful companies and is in the mutual interests of both Yamana and Meridian shareholders,” continued Mr. Marrone. “As a result of a friendly transaction, the management teams of Yamana and Meridian have agreed to work together to implement an integration plan in order to begin maximizing value for all shareholders as soon as possible.”

Meridian’s president and chief executive officer Ed Dowling said, “Our agreement provides Meridian shareholders with an attractive premium for their shares and a significant stake in a dynamic and growing company. The combined company represents an exceptional value-based investment providing growth in resources, production, cash flow and earnings along with sustainability and longevity. ”

The mailing of a notice of variation and extension amending the offer with an amended Meridian directors’ circular is expected to occur on or before September 28, 2007. Completion of the offer will be subject to certain conditions including that 50.1 percent of the issued and outstanding shares of Meridian on a fully diluted basis be tendered to the offer.

Yamana has also agreed to appoint three of Meridian’s current directors to Yamana’s Board of Directors upon completion of the transaction.

Approximately 24.4 million common shares had been deposited to Yamana’s offer as of Wednesday, September 19, 2007, which is the date prior to the date of the last notice of variation and extension and which is most reliable for information on total shares tendered.

The terms of Yamana’s agreement with Northern Orion remain unchanged and it is Yamana’s intention to close the Plan of Arrangement with Northern Orion as soon as practical after the successful tender of the Meridian shares.

Conference Call/Webcast

Yamana and Meridian will hold a conference call and audio webcast as follows:

Monday, September 24, 2007 at 11:00 am (EST)

North America: 1-866-250-4892

International: 416-644-3432

The live audio webcast can be accessed at www.yamana.com.

A replay of the call will be available from 2:00 pm E.T. on September 25, 2007 until 11:59 pm E.T. on October 4, 2007. To access the replay, call 416-640-1917 or toll-free 1-877-289-8525 and enter the passcode 21248083#.

Media Conference

A formal press conference will take place on Monday, September 24, 2007 at 10:15 MT at the Hyatt Regency Hotel, Capital Ballroom 1, 650 – 15th Street, Denver, Colorado, 802025, Tel: (303) 436-1234.

All media inquiries should be direct to Hugh Mansfield, Mansfield Communications Inc., Tel: (416) 599-0024.

About Yamana

Yamana is a Canadian gold producer with significant gold production, gold development stage properties, exploration properties, and land positions in Brazil, Argentina and Central America. Yamana is producing gold at intermediate company production levels in addition to significant copper production. Yamana’s management plans to continue to build on this base through the advancement of its exploration properties and by targeting other gold consolidation opportunities in Brazil, Argentina and elsewhere in the Americas.

About Meridian

A unique mid-tier producer, with world-class mining operations in Chile and Nevada and a pipeline of promising exploration projects throughout the Americas, Meridian Gold’s success to date has been based on grassroots gold discoveries and a low-cost strategy, resulting in a better approach to adding value and balancing growth. Meridian Gold strives to be “The Premier Value Gold Mining Company,” while building a better future for all of its stakeholders.

FOR INVESTOR QUESTIONS, CONTACT:
In Canada:
Kingsdale Shareholder Services
Toll-free:  1-866-897-7644
Banks and brokers call collect:  (416) 867-2272
Email:  contactus@kingsdaleshareholder.com

MEDIA CONTACT:
Mansfield Communications Inc.
Hugh Mansfield
(416) 599-0024

FOR FURTHER INFORMATION:
YAMANA GOLD INC.
Peter Marrone
Chairman & Chief Executive Officer
(416) 815-0220
Email: investor@yamana.com
www.yamana.com

MERIDIAN GOLD INC.
Krista Muhr
Senior Manager, Investor Relations
1-800-572-4519
Media Relations:
Sard Verbinnen & Co.
Dan Gagnier
(212) 687-8080 x 226
Paul Kranhold
(416) 618-8750
In the USA and International: Innisfree M&A Incorporated (212) 750-5831 Jodi Peake Vice President, Investor Relations (416) 815-0220 Email: investor@yamana.com www.yamana.com

IMPORTANT NOTICE: This press release does not constitute an offer to buy or an invitation to sell, any of the securities of Yamana, Northern Orion or Meridian. Such an offer may only be made pursuant to a registration statement and prospectus filed with the U.S. Securities and Exchange Commission and an offer to purchase and circular filed with Canadian securities regulatory authorities. Yamana has filed with the U.S. Securities and Exchange Commission a Registration Statement on Form F-10 as well as a Schedule TO tender offer statement, both of which include the offer and take-over bid circular relating to the Meridian offer as amended by notices of variation and extension and is mailing the notice of variation and extension to Meridian shareholders. Investors and security holders are urged to read the Registration Statement, the offer and take-over bid circular, the notices of variation and extension and notice of extension and any other relevant documents filed with the SEC and Canadian securities regulators, regarding the proposed business combination transaction because they contain important information. Investors may obtain a free copy of the offer and take-over bid circular, notices of variation and extension, the notice of extension and other documents filed by Yamana with the SEC at the SEC’s website at www.sec.gov. The offer and take-over bid circular, notices of variation and extension, the notice of extension and other documents may also be obtained for free on Yamana’s website at www.yamana.com or by directing a request to Yamana’s investor relations department.

Meridian’s Board will issue a Notice of Change to its Directors’ Circular and amend its Solicitation/Recommendation Statement on Schedule 14D-9 in response to the revised Yamana offer. Each of these revised documents will contain important information, including the Board’s recommendation to Meridian shareholders with respect to the revised Yamana offer. Shareholders of Meridian and other interested parties are advised to read the Notice of Change to Directors’ Circular (when it becomes available) and the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Meridian with the U.S. Securities and Exchange Commission on July 31, 2007 (and any amendments (including the forthcoming amendment) or supplements thereto and the other documents filed as exhibits thereto), because they contain important information. Shareholders and other interested parties may obtain a free copy of the Notice of Change to Directors’ Circular (when it becomes available) and Meridian’s Schedule 14D-9 at the Investor Relations section of Meridian’s website at www.meridiangold.com, or by contacting Georgeson Shareholder, the information agent retained by Meridian, at 1-888-605-7618. Free copies of Meridian’s Notice of Change to Directors’ Circular (when it becomes available) may also be obtained at www.sedar.com and, together with Meridian’s Schedule 14D-9, at www.sec.gov. The Notice of Change to Directors’ Circular will be filed by Meridian as an exhibit to its Schedule 14D-9.

Persons who are resident in the United Kingdom should note the following points:

(i)
the formal offer and takeover-bid circular to be issued to Meridian shareholders (“Offer and Circular”) will not constitute a prospectus for the purposes of the Prospectus Rules (“Prospectus Rules”) published by the Financial Services Authority of the United Kingdom (the “FSA”). Accordingly, the Offer and Circular has not been, and will not be, approved by the FSA or by London Stock Exchange plc. No action has been or is intended to be taken by Yamana or by Genuity Capital Markets or Canaccord Capital Corporation, or any of their affiliated entities, that would permit a public offer of Yamana Common Shares to be made in the United Kingdom, which would require an approved prospectus to be made available to the public in the United Kingdom (in accordance with the United Kingdom Financial Services and Markets Act 2000 (“FSMA”) and the Prospectus Rules before such an offer was made.

(ii)
The Offer will be made to or directed at, and deposits of Meridian shares will be accepted from, only those shareholders in the United Kingdom who are (or who are acting on behalf of), and who are able to establish to the satisfaction of Yamana that they are (or are acting on behalf of): “qualified investors” within the meaning of section 86(7) of FSMA, and who are also persons falling within Article 19(5) or Article 49(2)(a) to (d) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005. UK shareholders receiving the Offer and Circular should consult with their legal advisors to determine whether they are eligible to receive and accept the Offer.

FORWARD-LOOKING STATEMENTS: This news release contains certain “forward-looking statements” and “forward-looking information” under applicable Canadian securities laws concerning the proposed transaction between Yamana, Northern Orion and Meridian.  Except for statements of historical fact relating to the companies, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as “plan,” “expect,” “project,” “intend,” “believe,” “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. Assumptions upon which such forward-looking statements are based include Yamana's ability to successfully complete the Yamana offer and the Northern Orion transaction; the successful completion of new development projects, planned expansions or other projects within the timelines anticipated and at anticipated production levels; the accuracy of reserve and resource estimates, grades, mine life and cash cost estimates; whether mineral resources can be developed; title to mineral properties; financing requirements; and general economic conditions. Many of these assumptions are based on factors and events that are not within the control of Yamana and there is no assurance they will prove to be correct. Factors that could cause actual results to vary materially from results anticipated by such forward-looking statements include changes in market conditions, variations in ore grade or recovery rates, risks relating to international operations, fluctuating metal prices and currency exchange rates, changes in project parameters, the possibility of project cost overruns or unanticipated costs and expenses, labour disputes and other risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, the business of the companies not being integrated successfully or such integration proving more difficult, time consuming or costly than expected as well as those risk factors discussed or referred to in the annual Management’s Discussion and Analysis and Annual Information Form for each of Yamana, Northern Orion and Meridian filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Annual Report on Form 40-F of each of Yamana and Meridian filed with the United States Securities and Exchange Commission. Although Yamana has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Yamana undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change, except as required by applicable securities laws. The reader is cautioned not to place undue reliance on forward-looking statements.